CUSIP No. G5709L 109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LumiraDx Limited

(Name of Issuer)

Common Shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L 109

(CUSIP Number)

Morningside Venture Investments Limited

C/O THC Management Services S.A.M.,

2nd Floor,

Le Prince De Galles

3-5 Avenue Des Citronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Daniel White, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Morningside Venture Investments Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 54,127,838 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 54,127,838
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,127,838
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person (See Instructions) CO

(1)

Consists of (i) 17,936,854 common shares, par value $0.0000028 per share (“Common Shares”) of the Issuer held by the Morningside Venture Investments Limited (“MVIL”), (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding ordinary shares held by MVIL, which may be voluntarily converted on a one-to-one basis to Common Shares at any time (“Ordinary Shares”), (iii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, (iv) 9,528,124 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of MVIL and (v) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)

Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons MVIL, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,105,955 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,105,955
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,105,955
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 7.2% (2)
(14)	Type of Reporting Person (See Instructions) CO

(1)	Consists of (i) 9,528,124 Common Shares of the Issuer, and (ii) 1,577,831 Common Shares issuable upon the exercise of warrants of the issuer.
(2)	Based on 152,634,554 Common Shares outstanding on December 15, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 54,127,838 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 54,127,838
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,127,838
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 17,936,854 Common Shares of the Issuer held by MVIL, (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding Ordinary Shares held by MVIL, (iii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, (iv) 9,528,124 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of MVIL and (v) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Jill Marie Franklin
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 54,127,838 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 54,127,838
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,127,838
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 17,936,854 Common Shares of the Issuer held by MVIL, (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding Ordinary Shares held by MVIL, (iii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, (iv) 9,528,124 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of MVIL and (v) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Peter Stuart Allenby Edwards
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 54,127,838 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 54,127,838
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,127,838
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 17,936,854 Common Shares of the Issuer held by MVIL, (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding Ordinary Shares held by MVIL, (iii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, (iv) 9,528,124 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of MVIL and (v) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Cheung Ka Ho
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 54,127,838 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 54,127,838
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 54,127,838
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 17,936,854 Common Shares of the Issuer held by MVIL, (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding Ordinary Shares held by MVIL, (iii) 788,909 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, (iv) 9,528,124 Common Shares of Issuer held by MVIL, LLC, a wholly owned subsidiary of MVIL and (v) 1,577,831 Common Shares issuable upon exercise of warrants of the Issuer held by MVIL, LLC.

(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Cheng Yee Wing Betty
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New Zealand
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,105,955 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,105,955
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,105,955
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 7.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 9,528,124 Common Shares of the Issuer held by MVIL, LLC, and (ii) 1,577,831 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, LLC.
(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

(1)	Names of Reporting Persons Wong See Wai
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 11,105,955 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 11,105,955
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,105,955
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 7.2% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 9,528,124 Common Shares of the Issuer held by MVIL, LLC, and (ii) 1,577,831 Common Shares issuable upon the exercise of warrants of the Issuer held by MVIL, LLC.
(2)	Based on 152,634,554 Common Shares outstanding on November 7, 2022, as reported in the Issuer’s Current Report on Form 6-K dated December 16, 2022, filed with the SEC on December 16, 2022.

CUSIP No. G5709L 109

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on February 14, 2023 (the “Initial Statement”) to correct the ownership by MVIL of shares attributed to MVIL, LLC in the Initial Statement. Except as otherwise noted herein, the information in the Initial Statement is unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

The last paragraph of Item 3 is hereby restated as follows:

On July 21, 2022, MVIL acquired 10,336,570 Common Shares in a public offering of Issuer for an aggregate purchase price of approximately $18.1 million. All such shares were acquired with working capital.

Item 5.	Interest in Securities of the Issuer.

Subsections A, B, G and H of Item 5 are hereby restated as follows:

A.	Morningside Venture Investments Limited

(a)

As of the date hereof, MVIL beneficially owns 54,127,838 shares of Common Shares, representing a beneficial ownership of approximately 30.2% of the Common Shares. MVIL directly holds (i) 17,936,854 Common Shares, (ii) 24,296,120 Common Shares issuable upon the conversion of outstanding Ordinary Shares, and (iii) 788,909 Common Shares issuable upon the exercise of warrants, and MVIL, LLC, its wholly owned subsidiary, holds 9,528,124 Common Shares and 1,577,831 Common Shares issuable upon exercise of warrants.

(b)	1.	Sole power to vote or direct vote:	-0-
	2.	Shared power to vote or direct vote:	54,127,838
	3.	Sole power to dispose or direct the disposition:	-0-
	4.	Shared power to dispose or direct the disposition:	54,127,838

B. MVIL, LLC

(a)	As of the date hereof, MVIL, LLC beneficially owns 11,105,955 shares of Common Shares, representing a beneficial ownership of approximately 7.2% of the Common Shares.

(b)	1.	Sole power to vote or direct vote:	-0-
	2.	Shared power to vote or direct vote:	11,105,955
	3.	Sole power to dispose or direct the disposition:	-0-
	4.	Shared power to dispose or direct the disposition:	11,105,955

G.	Cheng Yee Wing Betty

(a)	As of the date hereof, Ms. Cheung beneficially owns 11,105,955 shares of Common Shares, representing a beneficial ownership of approximately 7.2% of the Common Shares.

(b)	1.	Sole power to vote or direct vote:	-0-
	2.	Shared power to vote or direct vote:	11,105,955
	3.	Sole power to dispose or direct the disposition:	-0-
	4.	Shared power to dispose or direct the disposition:	11,105,955

CUSIP No. G5709L 109

H.	Wong See Wai

(a)	As of the date hereof, Mr. Cheung beneficially owns 11,105,955 shares of Common Shares, representing a beneficial ownership of approximately 7.2% of the Common Shares.

(b)	1.	Sole power to vote or direct vote:	-0-
	2.	Shared power to vote or direct vote:	11,105,955
	3.	Sole power to dispose or direct the disposition:	-0-
	4.	Shared power to dispose or direct the disposition:	11,105,955

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement.

CUSIP No. G5709L 109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 23, 2023

For and on behalf of

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

For and on behalf of

MVIL, LLC

By:	/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty, Manager

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty

/s/ Wong See Wai
Wong See Wai